Exhibit 99.99

Securities	2nd Floor,	Bus:	902-424-7768
Commission	Joseph Howe Building	Fax:	902-424-4625
	1690 Hollis Street	Website:	www.gov.ns.ca/nssc
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8
IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED
AND
IN THE MATTER OF
Blue Pearl Mining Ltd.

Receipt for a Preliminary Short Form Prospectus dated September 11, 2006 relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.
DATED at Halifax, this 12th day of September, 2006.
“Donna M. Gouthro”

J. William Slattery, C.A.
Deputy Director, Corporate Finance per Donna
Gouthro, Securities Analyst
NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.
Project # 991624